Exhibit 99.1

GLOBUS MARITIME LIMITED

Glyfada, Greece, November 9, 2020. Globus Maritime Limited (the “Company” or "Globus") (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has secured new time charter employment for its recently acquired m/v Galaxy Globe (an 81,167-deadweight ton Kamsarmax dry bulk carrier built in 2015, at Hudong-Zhonghua Shipyard in China).

The vessel has been chartered to a Europe-based charterer. The charter commenced on November 8, 2020 and has a minimum 10 months or a maximum of 14 months, at the charterer’s option (plus or minus 15 days for redelivery), which is expected to generate gross revenue of approximately $3,200,00 assuming the charter continues for the minimum scheduled period and approximately $4,900,000 if the charter continues for the maximum period, in each case assuming no offhire days.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of six dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate six vessels with a total carrying capacity of 381,738 deadweight tons and a weighted average age of 10.9 years as of September 30, 2020.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr
Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com